UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2010

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Wins Follow-on Contract to Provide Its Ground-based High-Speed Railway Signaling System to the Dazhou-Chengdu Line

On June 1, 2010, Hollysys Automation Technologies announced today that it has been awarded a follow-on high-speed railway signaling contract by the Chengdu Railway Bureau in supplying its ground-based high-speed rail signaling system, Train Control Centers (TCC), for the Phase II of the Dazhou-Chengdu high-speed railway line. The contract value totaled to US $ 4 .58 million, or RMB 31.3 million.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated June 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/ Changli Wang
Changli Wang
President and Chief Executive Officer

Date: June 1, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated June 1, 2010.